Issuer Free Writing Prospectus Dated March 27, 2026

Relating to Preliminary Prospectus Supplement Dated March 26, 2026

Filed Pursuant to Rule 433

Registration Statement No. 333-290777

Zenas BioPharma Announces Pricing of Concurrent Public Offerings of 2.50% Convertible Senior Notes Due 2032 and Common Stock with Aggregate Gross Proceeds of $300.0 Million

WALTHAM, Mass., Mar. 27, 2026 (GLOBE NEWSWIRE) -- Zenas BioPharma, Inc. (“Zenas,” “Zenas BioPharma” or the “Company”) (Nasdaq: ZBIO), a clinical-stage global biopharmaceutical company committed to being a leader in the development and commercialization of transformative therapies for patients living with autoimmune diseases, today announced the pricing of its underwritten public offering of $200.0 million aggregate principal amount of its 2.50% convertible senior notes due 2032 (the “Convertible Notes” and such offering, the “Convertible Notes Offering”) and its underwritten public offering of 5,000,000 shares of its common stock at a public offering price of $20.00 per share (such offering, the “Equity Offering”).

Zenas estimates that the aggregate net proceeds from the Convertible Notes Offering and the Equity Offering will be approximately $287.5 million, after deducting underwriting discounts and commissions and Zenas’s estimated offering expenses. In addition, Zenas has granted the underwriters of the Convertible Notes Offering a 30-day option to purchase up to an additional $30.0 million aggregate principal amount of Convertible Notes, solely to cover over-allotments in the Convertible Notes Offering, on the same terms and conditions, and granted the underwriters of the Equity Offering a 30-day option to purchase up to an additional 750,000 shares of its common stock, on the same terms and conditions.

The Convertible Notes Offering and Equity Offering are expected to close on March 31, 2026, in each case, subject to the satisfaction of customary closing conditions. Neither the closing of the Convertible Notes Offering nor the closing of the Equity Offering is conditioned upon the closing of the other offering.

The Convertible Notes will be general, unsecured, senior obligations of Zenas. The Convertible Notes will accrue interest payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2026, at a rate equal to 2.50% per year. The Convertible Notes will mature on April 1, 2032, unless earlier converted, redeemed or repurchased by Zenas.

Before January 1, 2032, noteholders may convert their Convertible Notes at their option only in certain circumstances. From, and including, January 1, 2032 until the close of business on the scheduled trading day immediately before the maturity date, noteholders may convert their Convertible Notes at any time at their option. Zenas will settle conversions by paying or delivering, as applicable, cash, shares of its shares of its common stock, or a combination of cash and shares of its common stock, at Zenas’s election. The initial conversion rate is 37.7358 shares of its common stock, per $1,000 principal amount of the Convertible Notes, which is equivalent to an initial conversion price of approximately $26.50 per share of common stock and represents a conversion premium of approximately 32.5% above the public offering price per share of common stock in the Equity Offering. If a “make-whole fundamental change” (as defined in the indenture that will govern the Convertible Notes) occurs, then Zenas will in certain circumstances increase the conversion rate for a specified period of time.

The Convertible Notes will be redeemable, in whole or in part (subject to certain limitations), at Zenas’ option at any time, and from time to time, on a redemption date on or after April 8, 2030 and on or before the 26th scheduled trading day immediately before the maturity date, at a cash redemption price equal to the principal amount of the Convertible Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, but only if the last reported sale price per share of the common stock exceeds 130% of the conversion price for the Convertible Notes on (1) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date Zenas sends the related redemption notice; and (2) the trading day immediately before the date Zenas sends such notice.

If a “fundamental change” (as defined in the indenture that will govern the Convertible Notes) occurs, then, subject to certain exceptions, noteholders may require Zenas to repurchase their Convertible Notes at a cash repurchase price equal to the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date.

Zenas currently intends to use the net proceeds from the Convertible Notes Offering and the Equity Offering to support the planned U.S. commercial launch of obexelimab for the treatment of IgG4-RD, if approved, and to advance our development pipeline, including funding our ongoing and planned orelabrutinib Phase 3 clinical trials for progressive multiple sclerosis and ZB021 Phase 1 and Phase 2 clinical development, as well as for working capital and other general corporate purposes.

Jefferies, Evercore ISI, Citigroup and Guggenheim Securities are acting as joint-book running managers for the Convertible Notes Offering and Equity Offering. Wedbush PacGrow is acting as co-manager for the Convertible Notes Offering and Equity Offering.

The securities described above are being offered pursuant to an automatic shelf registration statement on Form S-3ASR (File No. 333-290777), which was filed with the Securities and Exchange Commission (“SEC”) on October 8, 2025 and automatically became effective upon filing.

Before you invest, you should read the prospectus supplements and the accompanying prospectuses in the registration statement and the other documents Zenas BioPharma has filed or will file with the SEC for more complete information about Zenas BioPharma and the offerings. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, copies of the preliminary prospectus supplements, the final prospectus supplements, when available, and the accompanying prospectuses may be obtained by contacting Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, New York 10022, telephone: (877) 821-7388, or by emailing prospectus_department@jefferies.com; Evercore Group L.L.C., Attention: Equity Capital Markets, 55 East 52nd Street, 35th Floor, New York, NY 10055, by telephone at (888) 474-0200, or by email at ecm.prospectus@evercore.com; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11718, by telephone at (800) 831-9146, or Guggenheim Securities, LLC, Attention: Equity Syndicate Department, 330 Madison Avenue, 8th Floor, New York, NY 10017, telephone: at (212) 518-9544, or by emailing GSEquityProspectusDelivery@guggenheimpartners.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities being offered in the offerings, nor shall there be any offer or sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About Zenas BioPharma

Zenas is a clinical-stage global biopharmaceutical company committed to becoming a leader in the development and commercialization of transformative therapies for patients living with autoimmune diseases. Zenas’ core business strategy combines our experienced leadership team with a disciplined product candidate acquisition approach to identify, acquire and develop product candidates globally that we believe can provide superior clinical benefits to patients living with autoimmune diseases. Zenas is advancing two late-stage, potential franchise molecules, obexelimab and orelabrutinib. Obexelimab, Zenas’ lead product candidate, is a bifunctional monoclonal antibody designed to bind both CD19 and FcγRIIb, which are broadly present across B cell lineage, to inhibit the activity of cells that are implicated in many autoimmune diseases without depleting them. Zenas believes that obexelimab’s unique mechanism of action and self-administered, subcutaneous injection regimen may broadly and effectively address the pathogenic role of B cell lineage in chronic autoimmune disease. Orelabrutinib is a potentially best-in-class, highly selective CNS-penetrant, oral, small molecule BTK inhibitor. Orelabrutinib’s mechanism of action targets pathogenic B cells not only in the periphery but also within the CNS. Additionally, it directly modulates macrophages and microglial cells in the CNS, with the potential to address compartmentalized inflammation and disease progression in MS. Zenas’ earlier stage programs include ZB021, a preclinical, potentially best-in-class, oral, IL-17AA/AF inhibitor, and ZB022, a preclinical, potentially best-in-class, oral, brain-penetrant, TYK2 inhibitor.

Forward Looking Statements

This press release contains “forward-looking statements” which involve risks, uncertainties and contingencies, many of which are beyond the control of the Company, which may cause actual results, performance, or achievements to differ materially from anticipated results, performance, or achievements. All statements other than statements of historical facts contained in this press release are forward-looking statements. In some cases, forward-looking statements can be identified by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Forward looking statements include, but are not limited to, statements regarding the Company’s product candidates, the timing and completion of the offerings on the anticipated terms, or at all, market conditions and statements regarding the expected net proceeds of the offerings and the anticipated use of proceeds from the offerings, including the Company’s plans for development of its pipeline and potential commercialization of obexelimab. The forward-looking statements in this press release speak only as of the date of this press release and are subject to a number of known and unknown risks, uncertainties and assumptions that could cause the Company’s actual results to differ materially from those anticipated in the forward-looking statements, including, but not limited to: market conditions and satisfaction of customary closing conditions related to the offerings; the Company’s limited operating history, incurrence of substantial losses since the Company’s inception and anticipation of incurring substantial and increasing losses for the foreseeable future; the Company’s need for substantial additional financing to achieve the Company’s goals; the uncertainty of clinical development, which is lengthy and expensive, and characterized by uncertain outcomes, and risks related to additional costs or delays in completing, or failing to complete, the development and commercialization of the Company’s current product candidates or any future product candidates; delays or difficulties in the enrollment and dosing of patients in clinical trials; the impact of any significant adverse events or undesirable side effects caused by the Company’s product candidates; potential competition, including from large and specialty pharmaceutical and biotechnology companies, many of which already have approved therapies in the Company’s current indications; the Company’s ability to realize the benefits of the Company’s current or future collaborations or licensing arrangements and ability to successfully consummate future partnerships; the Company’s ability to obtain regulatory approval to commercialize any product candidate in the United States or any other jurisdiction, the risk that the data from our clinical trials is not sufficient to the satisfaction of the FDA or comparable foreign regulatory authorities to support the submission of a biologics license application or other comparable submission or to obtain regulatory approval for our product candidates for which we seek approval in the U.S. or elsewhere, and the risk that any such approval may be for a more narrow indication than the Company seeks; the Company’s dependence on the services of the Company’s senior management and other clinical and scientific personnel, and the Company’s ability to retain these individuals or recruit additional management or clinical and scientific personnel; the fact that the Company’s independent registered public accounting firm has expressed substantial doubt about the Company’s ability to continue as a going concern in its report on the Company’s audited financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2025; the Company’s ability to grow the Company’s organization, and manage the Company’s growth and expansion of the Company’s operations; risks related to the manufacturing of the Company’s product candidates, which is complex, and the risk that the Company’s third-party manufacturers may encounter difficulties in production; the Company’s ability to obtain and maintain sufficient intellectual property protection for the Company’s product candidates or any future product candidates the Company may develop; the Company’s reliance on third parties to conduct the Company’s preclinical studies and clinical trials; the Company’s compliance with the Company’s obligations under the licenses granted to the Company by others, for the rights to develop and commercialize the Company’s product candidates; significant political, trade, regulatory developments, including changes in relations between the U.S. and China; risks related to the operations of the Company’s suppliers, many of which are located outside of the United States, including the Company’s current sole contract manufacturing organization for drug substance and drug product, WuXi Biologics (Hong Kong) Limited, which is located in China; the risk that the Company’s indebtedness resulting from the Company’s loan agreement with Pharmakon Advisors LP, and the guarantors party to such agreement, or future indebtedness could adversely affect the Company’s financial condition or restrict the Company’s future operations; and other risks and uncertainties described in the section “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, as well as other information we file with the Securities and Exchange Commission. The forward-looking statements in this press release are inherently uncertain, speak only as of the date of this press release and may prove incorrect. These statements are based upon information available to the Company as of the date of this press release and while the Company believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that the Company has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond the Company’s control, these forward-looking statements should not be relied upon as guarantees of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur and actual future results, levels of activity, performance and events and circumstances could differ materially from those projected in the forward-looking statements. Moreover, the Company operates in an evolving environment. New risks and uncertainties may emerge from time to time, and management cannot predict all risks and uncertainties. Except as required by applicable law, neither we, nor our affiliates, advisors or representatives, undertake any obligation to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

The Zenas BioPharma word mark, logo mark, and the “lightning bolt” design are trademarks of Zenas BioPharma, Inc. or its affiliated companies.

Investor and Media Contact:

Argot Partners

Zenas@argotpartners.com